437 Madison Avenue

New York, New York 10022-7039

(212) 940-3000

Fax: (212) 940-3111

Direct Dial: (212) 940-3112

E-Mail: dmcavoy@nixonpeabody.com

July 23, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

James E. O’Connor, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Re:	StoneCastle Financial Corp. (File Nos. 333-186414 and 811-22798)

Dear Mr. O’Connor:

On behalf of StoneCastle Financial Corp. (the “Company”), we are hereby submitting an amendment (the “Amendment”) to the Company’s registration statement on Form N-2 (File Nos. 333-186414 and 811-22798), which the Company first submitted to the Securities and Exchange Commission (“Commission”) on June 14, 2013 (the “Registration Statement”).

The Company has revised the Registration Statement to reflect its responses to the July 12, 2013 comments (the “Comment Letter”) from the Commission staff (the “Staff”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter. Under separate cover, we will also provide courtesy copies of the Amendment, both as filed and marked with the changes from the original filing of the Registration Statement.

General

1.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

James E. O’Connor, Esq.

July 23, 2013

RESPONSE: The Company hereby confirms that it has not submitted, and does not expect to submit, any exemptive application or no-action request in connection with the Registration Statement.

Prospectus

Front Cover

2.	The disclosure under “Investment Objectives,” on the front cover, and in the Prospectus Summary, on page 1, states: “Our primary investment objective is to provide stockholders with current income, and to a lesser extent capital appreciation, through preferred equity, subordinated debt and common equity investments…. The disclosure under “Investment Strategy” on the front cover, however, states: “We expect that this portfolio will consist primarily of preferred stock as well as subordinated debt, convertible securities and, to a lesser extent, common equity.” If the Fund chooses to describe its investments when stating its investment objective, we believe this description should not indicate a potentially different focus than the description in the actual strategy description. Please either conform the disclosure or delete the quoted phrase from “Investment Objectives.”

RESPONSE: The Company has revised its disclosure on the front cover and pages 1, 26, 27, and S-2 of the Registration Statement to conform the disclosure regarding investment objectives.

3.	The disclosure under “Investment Strategy,” on the front cover, states: “We expect to create a portfolio diversified within the community bank market….” Because the Fund is non-diversified, please use a term than “diversified” to avoid confusing investors.

RESPONSE: The Company has revised its disclosure on the front cover and pages 2, 27, 38 and S-2 of the Registration Statement to use a term other than “diversified.”

Prospectus Summary

4.	The disclosure under “Our Adviser” states that “our Advisor and its affiliates are currently one of the largest managers of investment funds dedicated to the U.S. community banking sector, with a long history of investing in capital securities issued by community banks.” With respect to the phrase “long history,” we note that the Advisor was registered in 2012 and, as yet, has had no advisory experience and that StoneCastle Advisors, LLC, has been a registered adviser since 2003. Please revise the disclosure to make clear that the Advisor has no advisory experience and its affiliate has been a manager of investment funds investing in trust preferred securities for 10 years. (Investors should be able to determine for themselves whether this is a long history.)

James E. O’Connor, Esq.

July 23, 2013

RESPONSE: The Company has revised its disclosure on pages 1 and 26 of the Registration Statement in response to the Staff’s comment.

5.	The disclosure under “Our Adviser” also states: “Our Advisor’s two senior officers, Messrs. Siegel and Shilowitz, respectively, have 20 and 24 years of experience advising and investing in financial institutions, investing in financial assets and building financial services companies.” This statement does not appear to be completely accurate. It appears from their biographies that both of the principals spent the greatest parts of their careers in structured finance and asset securitization.

RESPONSE: The Company has revised its disclosure on pages 2 and 27 of the Registration Statement in response to the Staff’s comment and notes that the revised reference to 17 years of experience in the disclosure corresponds to the tenure of Mr. Siegel at StoneCastle Partners and Salomon Brothers, and the tenure of Mr. Shilowitz at StoneCastle Partners, J.C. Flowers & Co., Shinsei Capital (USA) Limited and Lehman Brothers. At each of these positions Messrs. Siegel and Shilowitz were advising and directing investments in financial institutions, directing investments in financial assets and building financial services companies.

6.	The disclosure under “Community Banking Sector Focus,” on page 2, states: “The community banking sector is a highly fragmented $2.9 trillion industry, comprised of over 6,900 banks located throughout the United States, including underserved rural, semi-rural, suburban and other niche markets.” But based on the additional disclosure under “Market Opportunity,” on page 2, it appears that 6,900 is the total number of FDIC-insured banks in the country. It also appears that the Fund’s definition of “community bank” may include all banks with less than $10 billion of assets. If so, the Fund’s definition of “community bank” is at odds with the FDIC’s, as well as the generally accepted limit, on asset size of $1 billion for community banks. If, as the confusing disclosure under “Market Opportunity,” on page 2, seems to say, the Fund may invest in any bank with less than $10 billion of assets, which includes more than 98% of the 6,900 FDIC-insured depository institutions, it is a bank fund, not a community bank fund. Please provide a coherent definition of what is meant by the “Community bank” that the Fund intends to invest in. we believe that this definition should conform to what is generally understood to be a “community bank.” The FDIC defines a “community bank” as a depository institution with $1 billion or less of assets, although bigger banks are included by the FDIC if they have a primary focus on lending and deposit-gathering and a relatively limited geographic scope of operations. (See FDIC Community Banking Study (December 2012).)

James E. O’Connor, Esq.

July 23, 2013

RESPONSE: The disclosure on pages 2, 27 and S-2 of the Registration Statement has been revised to define clearly the term “community bank” for the purposes of the Registration Statement. Specifically, the Company has revised its disclosure to clarify that the Company defines a “community bank” as an FDIC-insured bank or bank holding company with $10 billion or less of assets that serves local markets. We believe that this definition is consistent with the definition of community bank utilized by the FDIC and the Federal Reserve, as well as the definition which is generally accepted within the industry. In this regard, the banking industry has utilized many definitions of “community bank” over time.

On April 6, 2011 in testimony to the U.S. Senate, Maryann F. Hunter, Deputy Director of Banking Supervision and Regulation at the Board of Governors of the Federal Reserve, used the term “community banks”, and it was later noted in transcript that “for supervisory purposes, the Federal Reserve defines banking organizations with assets of $10 billion or less as community banking organizations.” In addition, guidance released by the Federal Reserve called “Timing Standards for the Completion of Safety-and-Soundness Examination and Inspection Reports for Community Banking Organization” (SR 13-14, July 8, 2013), the Federal Reserve explains that for “Applicability to Community Banking Organizations” the guidance, “[a]pplies to institutions supervised by the Federal Reserve with total consolidated assets of $10 billion or less.”

While no quantitative screen can segment or create perfect peer groups of an industry based upon a business model, we believe that the Federal Reserve’s definition of institutions with less than $10 billion in total assets includes the majority of institutions that operate with a community banking business model. Regardless of the definition used by regulators, the Company believes that, by defining community bank as the term is used in the Registration Statement, the revised disclosure should be clear to investors.

Furthermore, the Company has revised its disclosure on pages 2, 3, 27, 28 and S-2 of the Registration Statement to clarify that, of approximately 7,000 FDIC-insured banks, approximately 6,900 of them are community banks as defined by the Company. The Company derived this data from the Federal Deposit Insurance Corporation’s website by utilizing the Statistics on Depository Institutions database.

7.	The disclosure under “Community Banking Sector Focus,” on page 2, also states: “We intend to diversify our investments within the community bank industry….” As commented previously, please use a term other than “diversify” to avoid confusing investors about the fact that the fund is non-diversified.

RESPONSE: The Company has revised its disclosure on pages 2, 27, 38 and S-2 of the Registration Statement to utilize a term other than “diversify.”

8.

The bullet, “Long-term Stability of Community Banking Sector,” under “Market Opportunity,” on page 2, states: “The community banking industry has a long history of generating stable earnings and historically has exhibited a low rate of failure despite popular opinion to the contrary.” Does this statement reflect the FSLIC-insured savings institutions that became insolvent during the 1980s and the FDIC-insured mutual savings bank that became insolvent

James E. O’Connor, Esq.

July 23, 2013

through the 1980s and 1990s? We note that the smaller S&Ls and the mutual savings banks considered themselves to be community banks and, indeed, their combined national trade association was named “America’s Community Bankers.” Similarly, does this statement reflect the number of small state-chartered commercial banks that became insolvent from the 1980s to the present? From 1980 through 1993 there were 2,920 failures of FDIC-insured banks and from 2008 through 2013, there have been 486 failures of FDIC-insured banks. It is only technically accurate to say that there was a “low rate of failure” even during the banking crises of the 1980s and 1990s, because the bank regulators regularly arranged assisted mergers for insolvent institutions. This was done frequently, first by FSLIC and then by the FDIC under Section 13(e) of the Federal Deposit Insurance Act. Accordingly, please delete the bullets, “Long-term Stability of Community Banking Sector” on pages 2 and 27, or explain why they are not misleading.

RESPONSE: The Company has revised its disclosure on pages 3 and 27 of the Registration Statement in response to the Staff’s comment to refer to the resiliency rather than the stability of community banks. The Company’s support for the resiliency of community banks includes the following:

•

In the FDIC’s 2012 Community Banking Study, the FDIC concluded: “Large-scale structural change in the banking industry since 1984 has reduced the number of federally insured banking and thrift charters by over half, and has resulted in the largest institutions holding well over one-half of industry assets. Amid the waves of new charters, failures, mergers, and intracompany consolidations that reshaped the industry over this period, community banks declined in number and, in particular, in terms of their share of banking industry assets. Nonetheless, they also showed signs of resilience, remaining by far the most prevalent form of FDIC-insured institution. Community banks reporting in 1984 were five times more likely than noncommunity banks to report continuously through 2011, and those that did nearly always continued to meet the FDIC research definition of a community bank. By contrast, noncommunity banks were much more likely to consolidate, be acquired, or undertake acquisitions themselves than were the more stable community banks, leading these banks to accumulate an 86 percent share of banking industry assets by year-end 2011.”

•

As per the most recently released FDIC Quarterly Banking Profile (2013, Volume 7, No. 2), the FDIC’s “Problem List” of banks stands at 612 institutions. In the same report, the FDIC reported that the number of FDIC-insured institutions reporting financial results fell to 7,019. Historically, only a small fraction of banks on the “Problem List” fail. For example, the same FDIC Quarterly Banking Profile states that, “The number of FDIC-insured institutions reporting financial results fell to 7,019 in the first quarter, down from 7,083 in fourth quarter 2012” and between January 1 and March 31 of 2013, “four institutions failed.”

James E. O’Connor, Esq.

July 23, 2013

•

In a FDIC Quarterly Banking Profile (2011, Volume 5, No. 1) that reviews the activity during the fourth quarter of 2010 in a section entitled “Failures Reach an 18-Year High in 2010,” the FDIC states, “the number of insured institutions…fell to 7,657 in the fourth quarter” and “[f]or all of 2010…157 insured commercial banks and savings institutions failed.” This represents an approximate annualized failure rate in 2010 of 2.05%.

•

In The Credit Rating Process and Analytical Methodology for Small US Banks, released in February 2012, Moody’s stated that the “ultimate conclusion of this report is that small banks are not precluded from getting relatively high investment grade ratings.” They continue to explain that “a conventional regional banking franchise can provide a low probability of default since such franchises generally enjoy strong liquidity and healthy profitability.” Moody’s then concludes that “[i]n addition, the presence of a sound operational platform, as well as the existence of a suitable protection against asset quality impairment and interest rate risk, should reflect solid creditworthiness in a bank.” Further, Moody’s published a section in the reported entitled “Structurally, Regional Banks Should Be Good Credits” where they define such institutions as “regional banking institutions with assets of $5 billion or less” which is inclusive of our $10 billion or less community bank peer group.

•

As reported by SNL Financial, of all first quarter 2013 Commercial Banks and Savings Banks that reported financial data, the average age of such institutions was approximately 76 years old since the date of establishment. Utilizing the same criteria, institutions less than $10 billion and greater than $10 billion in Total Assets were approximately 76 and 88 years old, respectively, since their dates of establishment.

In light of the Staff’s comments involving the inclusion of default rates of certain savings institutions and mutual savings banks, the Company reviewed certain data as of July 18, 2013 and made quantitative updates to include the institutions referenced by the Staff in its calculations of bank failure rates. Previously, the FDIC did not release certain data for these institutions due to other agencies regulating them. With recent regulatory changes, including the consolidation on the Office of Thrift Supervision into the Office of the Comptroller of the Currency, among others, the Company believes that the revised Registration Statement disclosure best represents the historical failure rate of community banks. In addition, the Company confirms that assisted transactions and failures of “small state-chartered commercial banks” are included in the revised disclosure regarding resiliency.

9.	Under “Competitive Advantages,” on page 4, the disclosure provides that CAB Marketing, LLC, will assist the Fund with the “promotion and identification” of potential investment opportunities. Please disclose how CAB Marketing will assist the Fund with the “promotion and identification” of potential investment opportunities. We note that company is a subsidiary of the American Bankers Association, one of the two national trade associations now representing “community banks.” Please explain how this fact does not create a conflict of interest for CAB Marketing between its undertaking to identify investment opportunities for the Fund and its mission to advocate on behalf of its members. Please also disclose how the Fund will use the name, “Corporation for American Banking,” in connection with its investment program and how this will benefit the Fund.

James E. O’Connor, Esq.

July 23, 2013

RESPONSE: The American Bankers Association (“ABA”) is one of the two largest trade associations supporting banks in the United States. The ABA is a not-for-profit entity that operates the for-profit entities CAB Marketing, LLC (“CAB Marketing”) and CAB, L.L.C. (“CAB”). These for-profit entities are frequently contacted by ABA members seeking recommendations about product and service providers, sources of funding and providers of, or investors in, bank regulatory capital. We believe this relationship will present numerous, quality investment opportunities for the Company. The Company has revised pages 4, 29, 48-49 and S-16 of the Registration Statement to describe how CAB Marketing and CAB will assist the Company.

The Company believes that, because none of the banks that CAB Marketing may introduce to it relies on the ABA as its sole source of capital, and because the ABA does not have the ability to hinder any member bank’s access to other capital sources, the interests of CAB and the ABA on the one hand, and those of the ABA’s member banks on the other hand, are aligned in helping to ensure that member banks can obtain access to needed capital. Accordingly, CAB Marketing’s objectivity in advocating for the community banks will not be negatively affected by referring them to the Company. In addition, CAB Marketing will disclose the Company’s paid endorsement relationship to the target banks at the time that it makes any introduction to the Company. Furthermore, neither CAB Marketing nor CAB will select any of the investments for the Company, negotiate the terms of any investment on behalf of either party or receive any form of success-based compensation from this arrangement.

The Company intends to use the Corporation for American Banking name, the CAB Seal or “CAB” name when presenting the Company to ABA members and the financial services industry generally in the manner provided in the revised disclosure. For example, it may include the CAB name in emails, press releases, advertisements and other marketing materials and due diligence questionnaires directed at ABA members. It may also include the CAB name in roadshow presentations for the offering to which the Registration Statement relates. Any use of the CAB name by the Company or the Advisor must be approved by CAB in writing prior to its use.

The Company’s relationship with the ABA affiliates will benefit the Company because the relationship will allow the Company to: (i) source investments that may not be otherwise reachable but for a recognized endorsement; (ii) utilize both space and speaking opportunities at ABA events to reach a broad group of banks who may be seeking capital investments; and (iii) enhance the Company’s ability to raise capital, and thus have the ability to make additional investment and efficiently scale its business through utilizing a recognized endorsement seal.

James E. O’Connor, Esq.

July 23, 2013

10.	The disclosure under “Competitive Advantages,” on page 4, states that “Mr. Siegel has directed the investment of over $5.6 billion of capital in bank and bank-related securities since 1999.” This statement does not appear to be consistent with Mr. Siegel’s biography, as presented subsequently in the prospectus and the statement of additional information. Please delete the statement or explain why it is not inconsistent with the information in the biography on pages 41 and S-10.

RESPONSE: The Company has revised its disclosure on pages 4 and 29 of the Registration Statement in response to the Staff’s comment.

11.	The disclosure under “Competitive Advantages,” on page 4, also states: “Among other professional accomplishments, Mr. Shilowitz was a senior executive of Shinsei Bank, a leveraged buyout and turn-around lead by J.C. Flowers and widely reported to be one of the most profitable private equity deals in history.” Please clarify how this was a “professional accomplishment.” What was Mr. Shilowitz’s role in buyout and what does it mean that it was “one of the most profitable private equity deals in history”?

RESPONSE: The Company has revised its disclosure on pages 4 and 29 of the Registration Statement in response to the Staff’s comment.

12.	The disclosure under “Competitive Advantages,” on page 5, also states: “Given that we expect a significant portion of our investments to be fixed income-like (including preferred stock)…we seek to minimize downside risk by investing in banks that exhibit the potential for long-term stability.” In addition, the disclosure under “Revenues,” on page 22, states that in addition to “perpetual preferred stock,” the fund will invest in community bank debt with “maturities in excess of ten years to enable our borrowers to obtain favorable regulatory capital treatment.” It appears to us that the real “downside risk” of such long-term “fixed income-like” investments in the current environment is very significant interest rate risk and, yet, the only mention of interest rate risk in the prospectus is in a discussion of the Fund’s hedging activities meant to eliminate it. The “Risks Related to this Offering,” on page 14, must include, and the risk disclosure throughout the prospectus needs to thoroughly disclose, what appears to us to be the very high degree of interest rate risk to which the Fund’s investments will be exposed.

RESPONSE: Unlike a bank, the Company’s profitability will not depend substantially on its net interest income (the difference between the interest and dividend income earned on the Company’s interest and dividend earning assets and the interest expense paid on its interest-bearing liabilities).

James E. O’Connor, Esq.

July 23, 2013

Nevertheless, the nature of the Company’s investments will expose it to some level of interest rate risk. The Company notes that disclosure regarding the its exposure to dividend and interest rate fluctuations under the heading “Risks Related to Our Operations.” In response to the Staff’s comment, the Company has enhanced such disclosure. The Company has added a new risk factor, “Our investments may expose us to interest rate risk” and enhanced the disclosure under “Risks Related to Our Operations” on page 54.

The Company considered the suggestion to include the interest rate risk disclosure under the “Risks Related to this Offering” heading, however, the Company determined that it would be more appropriate to locate it under the “Risks Related to Our Operations” as interest rate risk only indirectly affects the offering itself.

Utilization of leverage is a speculative investment technique and involves certain risks to stockholders. These include the possibility of higher volatility of the net asset value of and distributions on the stockholders and potentially more volatility in the market value of the stockholders. So long as the Company is able to realize a higher net return on its investment portfolio than the then-current cost of any leverage together with other related expenses, the effect of the leverage will be to cause stockholders to realize higher net return than if the Company were not so leveraged. On the other hand, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Company’s investment portfolio, the benefit of leverage to stockholders will be reduced, and if the then-current cost of any leverage were to exceed the net return on the Company’s portfolio, the Company’s leveraged capital structure would result in a lower rate of return to stockholders than if the Company were not so leveraged. Any decline in the net asset value of the Company’s investments will be borne entirely by stockholders. Therefore, if the market value of the Company’s portfolio declines, the leverage will result in a greater decrease in net asset value to stockholders than if the Company were not leveraged. Such greater net asset value decrease will also tend to cause a greater decline in the market price for the common shares. To the extent that the Company is required or elects to redeem any preferred shares or prepay any borrowings, the Company may need to liquidate investments to fund such redemptions or prepayments. Liquidation at times of adverse economic conditions may result in capital loss and reduce returns to stockholders.

13.	The disclosure under “Targeted Investment Characteristics,” on page 5, states: “We will seek to invest in community banks that have a history of regulatory compliance.” Please explain the meaning of this statement.

RESPONSE: In response to the Staff’s comment, the company has removed the applicable disclosure from the Registration Statement.

James E. O’Connor, Esq.

July 23, 2013

14.	The disclosure under “Potential Investments,” on page 6, indicates that the fund may invest substantially in TARP preferred stock, either through Treasury Auctions or secondary market purchases. The TARP program needs to be better described and the risks posed by the Fund’s investments in small bank TARP preferred must be prominently and thoroughly disclosed.

RESPONSE: In response to the comment to better describe the TARP program, further disclosure has been added to pages 6, 31 and S-3 of the Registration Statement.

Among the risks that need to be described are the following:

•

The yield on TARP preferred, which can be significantly higher than the 5% coupon TARP preferred currently pays, is the result of the discount at which the shares are sold and investment risk, which can be substantial. In addition, the discount that produces the yield on small bank TARP issues reflects the facts that: small bank issues are consequently small, which reduces their liquidity; there is little analyst coverage of small banks, and, although the issues are generally not rated, they would be junk-rated if they were.

RESPONSE: All banks, from small community banks to large banks including JP Morgan, Bank of America and Wells Fargo, pay the same rate on TARP Preferred. When these securities are sold in the secondary market auctions held by Treasury, we believe that the lower prices paid for TARP Preferred issued by community banks, resulting in higher yields to investors, are primarily due to the fact that smaller bank issuances are relatively small, which reduces their liquidity, along with a general lack of analyst and investment bank coverage and a lack of rating from a Nationally Recognized Statistical Rating Organization. The Company has revised its disclosure on pages 6, 31 and S-3 of the Registration Statement in response to the Staff’s comment to state that the investments it will make may be perceived as below investment grade.

•	By definition, the TARP program was created by the Treasury to infuse capital into “troubled” institutions with high levels of nonperforming assets.

RESPONSE: While it is certainly true that TARP was created by Treasury to infuse capital into the banking industry, the Company respectfully disagrees that the TARP Capital Purchase Program (one specific initiative of the TARP program) was created in order to infuse capital into only “troubled” institutions. As discussed in the revised disclosure, the Troubled Asset Relief Program (TARP): Monthly Report to Congress – June 2013, dated July 10, 2013, states “[i]n early October 2008, Treasury launched a series of programs to stabilize the nation’s banking institutions.” The report later states, “Treasury created the Capital Purchase Program in October 2008 to stabilize the financial system by providing capital to viable banking institutions of all sizes throughout the nation.”

James E. O’Connor, Esq.

July 23, 2013

In the Company’s view, the term “viable” contradicts the notion that the Capital Purchase Program was targeted at “troubled” institutions. This interpretation is supported by the Treasury’s original announcement of the Capital Purchase Program citing that the first participants in the program were “healthy institutions.” See “Treasury Announces TARP Capital Purchase Program Description”, October 14, 2008 (HP-1207). Accordingly, the Company has not added risk disclosure regarding the “troubled” condition of TARP participants.

Notwithstanding the foregoing, in response to the comment that some institutions that received capital from the TARP Capital Purchase Program had high levels of non-performing assets, the Company has revised the disclosure on pages 6, 31 and S-3 of the Registration Statement.

•

Although TARP preferred is cumulative, many of the small banks in the program are apparently not current on their dividends, in part due to regulatory limitations on their ability to pay dividends. Even banks that are current may be constrained in their ability to continue paying dividends by new requirements to boost their capital.

RESPONSE: The Company has added a disclosure clarifying that the Company may invest in TARP preferred stock issued by banks that are not current in their dividend payments on pages 6, 31 and S-3 of the Registration Statement. Further, the Company has added a disclosure on pages 7, 32 and S-3 of the Registration Statement that banks may be constrained in their ability to continue paying dividends due to regulatory prohibitions, including, but not limited to, newly promulgated regulatory capital requirements.

•

There will also be strong incentive for banks to buy back their TARP preferred in early 2014 because the dividend rate will increase at that time to 9% from the current 5% and the dividends are not tax deductible. On the other hand, because the TARP preferred is perpetual, it does not include redemption rights exercisable by the holder.

RESPONSE: The Company has revised its disclosure on pages 6, 31 and S-3 of the Registration Statement in response to the Staff’s comment.

15.	The disclosure under “Potential Investments,” on page 6, also indicates that the Fund will invest in preferred stock qualifying as Tier I capital. The risks of this investment also need to be thoroughly disclosed. For example, to qualify as Tier I capital, preferred shares must be non-cumulative. Many banks are currently under pressure to issue common and non-cumulative preferred to boost their Tier I capital and leverage ratios now that U.S. regulators have adopted the Basel III accord. But these same pressures to increase capital and retain excess cash may make the banks reluctant to pay preferred dividends, particularly if they are non-cumulative. In addition, it needs to be made clear that all of the securities in which the Fund intends to invest will be illiquid and rated below investment grade or would be if they were rated.

James E. O’Connor, Esq.

July 23, 2013

RESPONSE: The Company has revised its disclosure on pages 7, 32 and S-3 of the Registration Statement in response to the Staff’s comment.

The Offering, page 9:

16.	Disclosure in this section states: “We anticipate that it may take up to twelve months to invest substantially all of the net proceeds of this offering in securities meeting our investment objectives.” It is the view of the Division of Investment Management that, under Sections 8(b)(1) and 13(a) of the Investment Company Act, an investment company cannot reserve freedom of action to take in excess of six months to invest the net proceeds of an offering. See Guide 1 to, and Item 7.2 of, Form N-2. Please explain to us why the Fund’s intention to take up to 12 months to invest the net proceeds of the offering does not violate Sections 8(b)(1) and 13(a). In addition, this statement appears to be inconsistent with the Fund’s claim, made on page 6, that it has “an existing pipeline of potential investments of up to $250 million in the aggregate that meet our criteria.”

RESPONSE: The Company has revised the language on pages 6, 12, 19, 22, 31, 57 and S-3 of the Registration Statement to state that the Company anticipates that it may take up to six months to invest substantially all of the net proceeds of the offering.

17.	The disclosure, on page 11, indicates that the Fund abandoned a private placement in favor of the public offering now being registered. Please disclose why the private placement was abandoned.

RESPONSE: Over the course of structuring the Company, the Company determined that it would attract more demand from investors as a listed and publicly-traded entity. Accordingly, the Company terminated its private placement activities in order to pursue a registered offering. The Company has revised its disclosure on pages 15 and 100 of the Registration Statement accordingly.

18.	As a general matter, the Fund intends to invest in preferred shares, subordinated debt, and convertible debt that are issued by institutions that are typically privately-held or thinly traded and, in many cases, “troubled” and that these securities are illiquid and rated below investment grade or would be, if rated. We believe that this investment strategy poses very significant risks to investors and that these risks have not been adequately disclosed with sufficient clarity or organization in the prospectus. For example, the risks presented in bullet point format, on pages 12-15, need to be made more prominent by moving them forward in the prospectus. In addition, the principal risks of investing in the preferred shares of community banks, such as interest rate risk, illiquidity, uncertain valuations, uncertain distributions, lack of, or junk, ratings, should be discussed in sufficient detail to focus investor attention. In addition, citations should be provided to more detailed risk disclosure in the body of the prospectus.

James E. O’Connor, Esq.

July 23, 2013

RESPONSE: The Company has revised its disclosure on pages 7, 32 and S-3 of the Registration Statement to increase the prominence of the Risk Factors summary, provide additional discussion of certain risks that the Staff identified in the Comment Letter and provide appropriate cross references to the more detailed risk disclosure in the body of the Registration Statement.

19.	The fifteenth bullet bullets under “Risks Related to Our Operations,” on page 13, states: “We may invest in or acquire financing through derivative transactions, which may have risks that differ from cash financings or cash investments.” In addition, the disclosure under “the Fund,” on page 26, states: “We will seek to enhance our returns through the use of warrants, options or other equity conversion features.” With regard to these statements, we call your attention to a number of observations that the Division of Investment Management has made about derivative-related investments by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and provide the appropriate disclosure about the use and risks of derivatives in conformity with those observations if, in fact, the Fund intends to implement its strategies through the use of derivatives.

RESPONSE: The non-publicly traded banks in which the Company will invest may include, as part of the consideration of the Company’s investment in such banks’ newly-issued equity or debt securities, grants of warrants, options or other equity conversion features by which the Company may increase its investments in such banks over time. The Company does not intend to trade in such warrants, options and/or other equity conversion rights or otherwise use them to leverage the Company’s capital. However, the Company may enter into derivatives transactions (specifically futures, options and warrants) that relate to the publicly traded securities of banks in which the Company invests solely for hedging/risk mitigation purposes.

In addition, the Company may seek to hedge interest rate and credit risks associated with its investments through the use of swaps, caps, floors, forwards, swaptions and/or rate and credit linked notes. These derivative positions would be entered into by the Company solely for bona fide hedging purposes and not as part of a hedging investment strategy.

In response to the Staff’s comment, the Company has clarified the specific derivative instruments that the Company currently intends to use and the specific purposes thereof. Please see page 41 of the Registration Statement for a discussion of the Company’s use of interest rate swaps, swaps, caps, floors, forwards, swaptions and/or rate linked notes, page 41 of the Registration Statement for a discussion of the Company’s use of credit default swaps, total return swaps and credit linked notes and page 42 of the Registration Statement for a discussion of the Company’s use of options, futures and warrants to hedge against changes in market prices of the publicly-traded banks in which the Company invests. In addition, on pages 9 and 58-59 of the Registration Statement, the Company has revised the Registration Statement to include either (i) a disclosure of the associated risks related to use of each of the above mentioned derivative instruments in proximity to the disclosure of such use or (ii) a cross-references to such risk disclosure.

James E. O’Connor, Esq.

July 23, 2013

20.	The seventeenth bullet under “Risks Related to Our Operations,” on page 13, states: “We may change our business strategy and operational policies without stockholder consent….” Please disclose whether investors will be given notice of such a change and, if so, how much notice.

RESPONSE: The Company has not self-imposed any requirement to provide shareholders with notice of any changes by the board to the Company’s non-fundamental investment policies and restrictions and operational policies. The Company has revised its disclosure on pages 9 and 60 of the Registration Statement in response to the Staff’s comment.

21.	The first bullet under “Risks Related to Investing in Community Banking Sector,” on page 13, states: “Our assets will be concentrated in the banking sector and thus not diversified. This statement conflates the concepts of concentration and diversification applicable to investment companies. See the instruction to Item 8.2(b) of Form N-2 and Section 5(b)(1) of the Investment Company Act. Please revise the disclosure.

RESPONSE: The Company has revised the disclosure on pages 9 and 62 of the Registration Statement set forth in the “Risks Related to Investing in Community Banking Sector” section of the Registration Statement in response to the Staff’s comment.

Summary of Fund Expenses, page 17

22.	Please provide us with a completed fee table by means of a pre-effective amendment. We may have additional comments following its filing on EDGAR.

RESPONSE: The Company advises the Staff that it intends to provide a completed fee table in a subsequent amendment to the Registration Statement.

23.	Based on the Fund’s stated intention to borrow for leveraging, please revise the fee table to reflect the expenses of the Fund’s anticipated borrowing by including a line item: “Interest Payments on Borrowed Funds.”

RESPONSE: The Company has revised its disclosure on page 17 of the Registration Statement in response to the Staff’s comment.

James E. O’Connor, Esq.

July 23, 2013

24.	Based on the fact that nowhere does the prospectus mention a contractual reimbursement arrangement, please delete the fee table line item: “Less Fee and Expense Reimbursement.” Otherwise this reimbursement arrangement, if it will be in effect for at least one year from the effective date of the registration statement, should be described in the footnotes to the fee table.

RESPONSE: The Company has removed the applicable fee table line item on page 17 of the Registration Statement in response to the Staff’s comment.

25.	Please delete the following statement from footnote 6 to the fee table: “We estimate that our operating expenses will be approximately 0.25% per year of our assets.” Instruction 6 to Item 3 of Form N-2 requires, and only permits, a statement in narrative following the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year.

RESPONSE: The Company has revised its disclosure on page 17 of the Registration Statement in response to the Staff’s comment to state that operating expenses are estimated for the current fiscal year.

26.	Please delete footnote 7 to the fee table in its entirety. The discussion is academic and potentially confusing for investors.

RESPONSE: The Company has deleted footnote 7 to the fee table on page 17 of the Registration Statement in response to the Staff’s comment.

Discussion of Management’s Operating Plans, page 22

27.	The Fund’s investment strategy is described inconsistently throughout the prospectus. As mentioned, the disclosure under “Investment Strategy,” on the front cover, and under “Who may want to Invest,” on page 7, states: “We expect that this portfolio will consist primarily of preferred stock as well as subordinated debt, convertible securities and, to a lesser extent, common equity.” Consistent with these statements, the disclosure under “Potential Investments,” on page 31, states: “From time to time, we may also invest in Tier II qualifying debt securities (long term subordinated debt securities) and other debt securities or hybrid instruments issued by community banks or their holding companies.” Nevertheless, we note that the disclosure under “Revenues,” on page 22, states: We expect to invest the majority of our assets in perpetual preferred stock, subordinated debt, convertible securities and, to a lesser extent, common equity….” And the disclosure under “The Fund,” on page 26, states: “We anticipate focusing investments on preferred stock, subordinated debt, convertible securities and, to a lesser extent, common equity.” Please describe the Fund’s strategy consistently throughout the prospectus.

RESPONSE: The Company has revised its disclosure on the cover page and pages 1 and S-2 of the Registration Statement in response to the Staff’s comment.

James E. O’Connor, Esq.

July 23, 2013

28.	The disclosure under “Revenues,” on page 22, also states: “To meet certain regulatory requirements of the banks in which we invest, we may structure investments to provide that dividends may be deferrable on a cumulative or non-cumulative basis.” In fact, because Tier I capital includes only non-cumulative preferred stock, it seems likely that a very high percentage of the Fund’s preferred stock investments will pay dividends that are deferrable on a non-cumulative basis. The disclosure under “Investment Structure and Investments,” on page 33, appears to indicate that all of the Fund’s preferred stock investments will qualify for Tier I capital treatment and, thus, will be non-cumulative. Please disclose the percentage of the Fund’s preferred stock investments that are anticipated to be TARP or non-cumulative preferred.

RESPONSE: The Company has revised its disclosure on page 22 of the Registration Statement in response to the Staff’s comment.

29.	The disclosure under “Revenues,” on page 22, states: “We also may receive fee income from underlying community banks in connection with our investments.” The disclosure under “Expenses,” on page 23, states: “We may also pay a portion of the fee income that we receive from community banks in connection with our investments in them to one or more affiliated or unaffiliated brokers.” Please disclose to what extent the Fund anticipates it will be paid fee income and how it will be earned. Why would a portion of this fee income be paid to brokers?

RESPONSE: The Company may earn origination fees from banks in which it invests in connection with making such investments. All such investments will be effected through Stone Castle Securities, Inc., a registered broker-dealer affiliate of the Company (“SCS”). SCS will earn no compensation in connection with its activities on behalf of the Company. The Company may compensate unaffiliated third party introducing registered broker-dealers in connection with any transactions they may introduce to the Company. Accordingly, the Company has revised its disclosure on pages 22, 23, 36 and 51 of the Registration Statement in response to the Staff’s comment.

30.	The disclosure under “Expenses,” on pages 22-3, states: “We will reimburse our Advisor to the extent these expenses are paid by our Advisor.” Please explain the meaning of this statement and the terms of any such reimbursement arrangement.

RESPONSE: The expenses for which the Company will reimburse its Advisor are described in greater detail in on pages 47-8 and S-15-S-16 of the Registration Statement under the heading “Management—Management Agreement—Payment of Our Expenses.” The Company has revised the cross-reference to that section on pages 23 and 24 of the Registration Statement to clarify that the expenses for which the Advisor will be reimbursed are more specifically listed in that section. Furthermore, in response to the Staff’s comment, the Company has revised the disclosure on pages 13, 23, 24, 47 and S-15 of the Registration Statement to clarify that the Company will reimburse its Advisor to the extent it pays any expenses related to the offering or any expenses incurred in the Company’s operation.

James E. O’Connor, Esq.

July 23, 2013

31.	The disclosure under “Financial Condition, Liquidity and Capital Resources,” on page 23, states that the Fund intends to create “a wholly-owned subsidiary to facilitate secured borrowing structures” and that the Fund intends to “create a subsidiary shortly following completion of our initial offering of our common stock.” Please describe, in a pre-effective amendment to the registration statement, the terms of any leveraging involving the use of a special purpose vehicle that the Fund anticipates that it will undertake.

RESPONSE: Because the Company has no specific transaction under consideration that could result in the creation of a subsidiary, it cannot provide a description of the applicable terms. Accordingly, the Company has revised its disclosure on page 23 of the Registration Statement to remove the reference to any intention to create a subsidiary shortly following completion of its initial offering of common stock.

32.	The disclosure under “Contractual Obligations,” on page 24, states that “we will reimburse our Advisor an amount equal to our allocable portion of overhead and other expenses incurred by our Advisor in performing its obligations under the management agreement.” Please precisely describe what constitutes “overhead and other expenses” subject to reimbursement. See Section 15(a)(1) of the Investment Company Act.

RESPONSE: The Company refers the Staff to the disclosure regarding what constitutes overhead expenses on pages 47 and S-15 of the Registration Statement under the heading “Management—Management Agreement—Payment of Our Expenses” and has added a cross reference to this disclosure on pages 23 and 24 of the Registration Statement in response to the Staff’s comment.

33.	The disclosure under “Valuation of Portfolio Investments,” on page 24, states: “We intend to engage an independent valuation firm from time to time to assist in determining the fair value of our privately-held investments.” Likewise the disclosure, on page 69, states: Our board of directors may use the services of a nationally recognized independent valuation firm to aid it in determining the fair value of these securities.” Please clarify the meaning of these statements. Will the board of directors use an independent valuation service to help it determine the value of every Fund investment for which a market price is not available? If not, please describe the circumstances under which the board will use an independent valuation service to assist it in determining the value of an investment.

RESPONSE: The board will utilize the services of one or more independent valuation services to help it determine the value of each and every investment for which a market price is not readily available. The board will also review valuations of such investments provided by the Advisor and will assign the valuation they determine to best represent the fair value of those investments. The board will regularly review and evaluate the valuation methodology of the Company and third-party pricing service the methodology uses and the historical accuracy of such valuation methodologies. The Company has revised its disclosure on pages 25, 52, 56, 77 and S-29 of the Registration Statement in response to the Staff’s comment.

James E. O’Connor, Esq.

July 23, 2013

The Fund, page 26

34.	The disclosure states: “We will seek to enhance our returns through the use of warrants, options or other equity conversion features.” Please explain this strategy. In addition, because investments in these derivatives may create senior securities, please explain how the Fund will satisfy the asset coverage requirements under Section 18(a) and Investment Company Act Release No. 10666, Securities Trading Practices of Registered Investment Companies (April 18, 1979) with respect to any investments it makes in derivatives.

RESPONSE: Please see the Company’s response to Comment 19 above with respect to the Company’s use of derivatives. To the extent necessary to comply with Section 18, the Company will maintain an appropriate amount of asset coverage and/or ‘cover’ its leveraged positions in a manner consistent with Release No. IC-10666 and related guidance.

35.	The disclosure under “Our Advisor,” on page 26, states that “our Advisor and its affiliates are currently one of the largest managers of investment funds dedicated to the U.S. community banking sector, with a long history of investing in capital securities issued by community banks.” As commented previously, please delete the phrase “with a long history of investing in capital securities issued by community banks.” Please also disclose here that neither the Fund’s Advisor nor any of its affiliates has any experience managing registered investment companies. The experience StoneCastle Advisors, LLC, has had managing “investment funds” appears to consist solely of managing private funds investing exclusively in trust preferred securities and collateralized debt obligation.

RESPONSE: The Company has revised its disclosure on pages 1-2 and 26-27 of the Registration Statement in response to the Staff’s comment.

36.	The disclosure under “Our Advisor,” on page 26, also states: “Our Advisor’s two senior officers Messrs. Siegel and Shilowitz, respectively have 20 and 24 years of experience advising and investing in financial institutions….” Please delete this statement because their biographies do not indicate that this is the case.

RESPONSE: The Company has revised its disclosure on pages 2 and 27 of the Registration Statement in response to the Staff’s comment.

James E. O’Connor, Esq.

July 23, 2013

37.	The disclosure in the “Preferred Stock” bullet under “Investment Structure and Investments,” on page 33, must be clarified. Please make clear that only non-cumulative preferred counts as Tier I capital and thus, although the Fund expects that “the dividend rate on preferred stock will range between 8-12%,” the dividends on the preferred that counts as TIER I capital may never be fully paid. Please disclose that TARP preferred currently pays a dividend of 5% (scheduled to increase next year to 9%). Although TARP preferred may have been auctioned at discounts from 8% to substantially higher than 12%, the yield on TARP preferred is a measure of their risk. It should also be disclosed that many of the institutions in the TARP program have missed one or more scheduled payments.

RESPONSE: The Company has revised its disclosure on pages 34 and S-6 of the Registration Statement in response to the Staff’s comment.

38.	The disclosure under “Brokerage Allocation and Other Practices,” on page 26, states that the Fund “may select a broker based partly on brokerage…provided to [the Fund].” Please confirm to us that the Fund is not engaging in directed brokerage.

RESPONSE: The Company is not engaged, and will not engage, in directed brokerage.

39.	Please inform us in detail about the “Legal Proceedings” disclosed on page 35. Please also inform us whether the Fund has complied with Section 33 of the Investment Company Act regarding these proceedings.

RESPONSE: The Company supplementally advises the Staff that the matter described on page 37 under “Legal Proceedings” does not fall within the categories of legal proceedings requiring filings under Section 33 of the Investment Company Act because the matter is not an action brought against a registered investment company or shareholder thereof, and neither the registrant, any subsidiary of the registrant, the registrant’s investment advisor nor a principal underwriter of this offering is a party to the litigation described therein. We have, however, expanded the disclosure to indicate that the Company and the Advisor are not parties to the proceeding.

40.	Under “Biographical Information,” on pages 41-42, please make the following revisions. Mr. Siegel would have joined Salomon Brothers / Travelers Insurance in 1996. Salomon Brothers / Travelers did not merge with Citigroup until April 6, 1998. Please also disclose the dates of Mr. Shilowitz’s employment history.

RESPONSE: The Company has revised its disclosure on pages 44, 45, S-10 and S-11 of the Registration Statement in response to the Staff’s comment.

41.	Under “Payment of Our Expenses,” on pages 43-4 or wherever appropriate, please also describe specifically and precisely all of the duties and responsibilities covered by the advisory and administrative contract fees.

RESPONSE: The Company has revised its disclosure on pages 47 and S-15 of the Registration Statement in response to the Staff’s comment.

James E. O’Connor, Esq.

July 23, 2013

42.	The disclosure in the third paragraph under “Conflicts of Interest Within StoneCastle Partners,” on page 48, states: “Due to our board composition, it is more likely that… our board of directors will value our investments consistent with the valuation recommendations of our Advisor’s investment committee.” In addition, the disclosure in the third paragraph under, “Our investment portfolio is recorded at fair value, with our board of directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result, there is uncertainty as to the value of our investments,” on page 51, states:

Furthermore, we will rely heavily on the investment committee of our Advisor in making determinations of the fair value of our investments. Two of the members of our board of directors also serve on our Advisor’s investment committee. This makes it more likely that the valuation of our investments, as determined by our Advisor’s investment committee, will be the valuation that is approved by our board of directors.

We believe that the two quoted statements suggest that the Fund’s valuation procedures may not be in compliance with Section 2(a)(41) of the Investment Company Act and Rule 2a-4(a)(1) under the Act. Rule 38a-1 under the Investment Company Act makes clear that the board must not only approve the Fund’s valuation procedures, but it must regularly review and evaluate the accuracy of such procedures using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003). See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (Jun. 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013). Please explain to us why the Fund’s valuation procedures do not violate Section 2(a)(41) of the Investment Company Act and how they are consistent with the requirements of Rule 38a-1 under the Investment Company Act.

RESPONSE: The Company has revised its disclosure on pages 36, 52, 56, 77 and S-29 of the Registration Statement in response to the Staff’s comment. As part of the Company’s valuation procedures, which will be approved, reviewed and operated in accordance with the Investment Company Act, the rules thereunder and existing Staff guidance, the board of directors of the Company (the “board”), will utilize the services of one or more independent valuation services to help it determine the value of each and every investment for which a market price is not available. The board will also review valuations of such investments provided by the Advisor and will assign the valuation they determine to best represent the fair value of such investments. The board will regularly review and evaluate the valuation methodology of the Company and any such valuation service the methodology uses and the historical accuracy of such valuation methodologies.

James E. O’Connor, Esq.

July 23, 2013

Net Asset Value, page 69

43.	The disclosure states that “fair value for the security shall be determined pursuant to the methodologies established by our board of directors.” Please add that the board must not only approve the Fund’s valuation procedures, but it must regularly review and evaluate the regularly review the accuracy of such methodologies using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003).

RESPONSE: The Company has revised its disclosure on pages 36, 52, 56, 77 and S-29 of the Registration Statement in response to the Staff’s comment. In addition, please see the Company’s responses to items 33 and 42 above.

Dividend Reinvestment Plan, page 71

44.	In the context of the “Plan” the following statement does not make sense to us. “Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium at the time we issue new shares under the plan and dilution if our shares are trading at a discount.” Please clarify it.

RESPONSE: The Company has revised its disclosure on pages 79 of the Registration Statement in response to the Staff’s comment.

Statement of Additional Information

45.	Please provide the information required by Item 17.2 of Form N-2.

RESPONSE: The Company supplementally advises the Staff that, except as described in the Registration Statement, the Company has no policies it would deem matters of fundamental policy.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James E. O’Connor, Esq.

July 23, 2013

Thank you for reviewing the Registration Statement. Should you have any questions, please do not hesitate to contact Walter Van Dorn at (212) 768-6985 or me at (212) 940-3112.

Sincerely,

/s/ Daniel McAvoy, Esq.

Daniel McAvoy, Esq.

Enclosures

cc:	Josh S. Siegel
Rachel Schatten, Esq.

StoneCastle Financial Corp.

Allen G. Laufenberg
T. Richard Kendrick IV

Keefe, Bruyette & Woods

Walter Van Dorn, Esq.
Marc H. Mandel, Esq.

Dentons US LLP